Exhibit 96.2

Technical Report Summary on

Arkansas Lime Company Limestone Operation

Independence County, Arkansas, USA

Prepared for:

United States Lime and Minerals, Inc.

SK-1300 Report

Effective Date December 31, 2023

Report Date: February 20, 2024

DISCLAIMERS AND QUALIFICATIONS

SYB Group, LLC (“SYB”) was retained by United States Lime & Minerals, Inc. (“USLM”) to update this Technical Report Summary (“TRS”) related to Arkansas Lime Company (“ALC”) limestone reserves and resources, which was also prepared by SYB and originally filed as exhibit 96.2 to the USLM form 10-K for the year ended December 31, 2021. This TRS provides a statement of ALC’s limestone reserves and resources at its mine located in Independence County, Arkansas and has been prepared in accordance with the U.S. Securities and Exchange Commission (“SEC”), Regulation S-K 1300 for Mining Property Disclosure (S-K 1300) and 17 Code of Federal Regulations (“CFR”) § 229.601(b)(96)(iii)(B) reporting requirements. This report was prepared for the sole use by USLM and its affiliates and is effective December 31, 2023.

This TRS was prepared by SYB Group’s President who meets the SEC’s definition of a Qualified Person and has sufficient experience in the relevant type of mineralization and deposit under consideration in this TRS.

In preparing this TRS, SYB relied upon data, written reports and statements provided by ALC and USLM. SYB has taken all appropriate steps, in its professional opinion, to ensure information provided by ALC and USLM is reasonable and reliable for use in this report.

The Economic Analysis and resulting net present value estimate in this TRS were made for the purposes of confirming the economic viability of the reported limestone reserves and not for the purposes of valuing ALC or its assets. Internal Rate of Return and project payback were not calculated, as there was no initial investment considered in the financial model. Certain information set forth in this report contains “forward-looking information,” including production, productivity, operating costs, capital costs, sales prices, and other assumptions. These statements are not guarantees of future performance and undue reliance should not be placed on them. The ability to recover the reported reserves depends on numerous factors beyond the control of SYB Group that cannot be anticipated. Some of these factors include, but are not limited to, future limestone prices, mining and geologic conditions, obtaining permits and regulatory approvals in a timely manner, the decisions and abilities of management and employees, and unanticipated changes in environmental or other regulations that could impact performance. The opinions and estimates included in this report apply exclusively to the ALC mine as of the effective date of this report.

All data used as source material plus the text, tables, figures, and attachments of this document have been reviewed and prepared in accordance with generally accepted professional geologic practices.

SYB hereby consents to the use of ALC’s limestone reserve and resource estimates as of December 31, 2023 in USLM’s SEC filings and to the filing of this TRS as an exhibit to USLM’s SEC filings.

Qualified Person: /s/ Keith V. Vickers

Keith V. Vickers, TXPG #3938

President, SYB Group, LLC

1216 W. Cleburne Rd

Crowley, TX 76036

Table of Contents

List of Figures		4
List of Tables		5
1	Executive Summary	6
2	Introduction	7
3	Property Description	10
4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography	11
5	History	11
6	Geological Setting, Mineralization, and Deposit	12
7	Exploration	16
8	Sample Preparation, Analyses, and Security	21
9	Data Verification	22
10	Mineral Processing and Metallurgical Testing	22
11	Mineral Resource Estimates	22
12	Mineral Reserve Estimates	26
13	Mining Methods	27
14	Processing and Recovery Methods	28
15	Infrastructure	29
16	Market Studies	29
17	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups	29
18	Capital and Operating Costs	30
19	Economic Analysis	31
20	Adjacent Properties	33
21	Other Relevant Data and Information	33
22	Interpretation and Conclusions	33
23	Recommendations	33
24	References	34
25	Reliance on Information Provided by the Registrant	34
Appendix A: List of Data Included in the Geologic Model		35
Appendix B: Annual Cash Flow Analysis		39

List of Figures

1.	Fig. 3.1	Location and Resource Property Map for ALC Operation
2.	Fig. 6.1-1	Arkansas Geological Provinces
3.	Fig. 6.1-2	Regional Geologic Map, Eastern Ozark Plateau
4.	Fig. 6.4-1	ALC Local Area Stratigraphic Column and Description
5.	Fig. 6.4-2	Boone LST Ore Interval NW to SE Cross Section
6.	Fig. 7.1-1	All ALC Drill Hole Locations
7.	Fig. 7.1-2	ALC Core Hole Log
8.	Fig. 11.3	ALC, Top of the Ore in Each Reserve Area
9.	Fig. 13.2	Current Estimated Final Mine Limits
10.	Fig. 15.1	ALC Operation Infrastructure Map

List of Tables

1.	Table 1.1	ALC – Summary of Limestone Mineral Resources as of December 31, 2023, Based on $12.70 Crushed Limestone
2.	Table 1.2	ALC – Summary of Limestone Mineral Reserves as of December 31, 2023, Based on $12.70 Crushed Limestone
3.	Table 1.3	Capital Costs
4.	Table 1.4	Operating Costs
5.	Table 2.3	Glossary of Terms and Abbreviations
6.	Table 2.4	Visits Made by QP to ALC
7.	Table 5.2	ALC Historical Exploration Projects
8.	Table 6.4	ALC Property Stratigraphy
9.	Table 7.1-1	All ALC Drilling Projects
10.	Table 7.1-2	Summary of 1959 Development Drilling
11.	Table 7.1-3	Summary of 1989 Development Drilling
12.	Table 7.1-4	Summary of 1992 Development Drilling
13.	Table 7.1-5	Summary of 1996-97 Development Drilling
14.	Table 7.1-6	Summary of 1998 Development Drilling
15.	Table 7.1-7	Summary of 2005 Exploration Drilling
16.	Table 7.1-8	Summary of 2007 Exploration Drilling
17.	Table 7.1-9	Summary of 2008 Development Drilling
18.	Table 7.1-10	Summary of 2016 Development Drilling
19.	Table 11.2-4	Resource Parameter Assumptions
20.	Table 11.3	Summary of Drill Hole Database for the Model
21.	Table 11.4-1	ALC – Summary of Limestone Mineral Resources as of December 31, 2023, Based on $12.70 Crushed Limestone
22.	Table 12.4	ALC – Summary of Limestone Mineral Reserves as of December 31, 2023, Based on $12.70 Crushed Limestone
23.	Table 17.1	Mining and Environmental Permits
24.	Table 18.1	Capital Costs
25.	Table 18.2	Operating Costs
26.	Table 19.3-1	Sensitivity Analysis: Varying Discount Rate
27.	Table 19.3-2	Sensitivity Analysis: Varying Limestone Mining Cost
28.	Table 19.3-3	Sensitivity Analysis: Varying Limestone Price

1	Executive Summary

This Technical Report Summary (“TRS”) is an update to the December 31, 2021 (filed March 2, 2022) to that TRS. This report contains reconciled resources and reserves, updates economic estimates, and extends to the crushing circuit output point of reference.

The Arkansas Lime Company (“ALC”) mine is a production stage, open pit mine that produces high-grade limestone with above 96.0% calcium carbonate (“CaCO3”) from the Boone formation that is delivered to the crushing circuit. After processing by the crushing circuit, the crushed limestone is available for sale to customers or ALC operations usage. The ALC mine is located in Independence County, Arkansas on approximately 1,260 acres owned by ALC. Mining operations began at the ALC mine in the 1920’s.

Geologic and analytical data from regional and local drilling have proven that the Boone limestone has a consistently high CaCO3 content (above 96.0%) and a consistent mining thickness varying from 35 ft. to 75 ft. across the entire ALC property. These analytical results cover from 1959 to 2016 and are sufficient to establish reasonable certainty of geological presence, grade and quality continuity on the mine’s property.

Mining at the ALC mine consists of pushing aside the topsoil and overburden using conventional earthmoving equipment where possible and routine drilling, blasting and haulage methods. The topsoil and overburden are used as backfill for nearby previously mined pits. The limestone ore body is then drilled and blasted, followed by loading and haulage utilizing conventional limestone mining equipment. The mined limestone is hauled to the crushing circuit for processing and then distribution to customers or the ALC operations as need arises.

The ALC mine has procured, and is operating in compliance with, the required authorization to quarry and air and storm water permits that were issued the Arkansas Department of Environmental Quality (“ADEQ”). ALC will be required to refile the authorization to quarry in 2028 and renew the air and storm water permits in 2026 and 2024, respectively.

Historically, the ALC mine averaged annual production of approximately 1,000,000 tons of limestone. In 2022, the ALC operations began sourcing a portion of its limestone from the Love Hollow mine belonging to ACT Holdings Company. In future periods, the annual production for the ALC mine is estimated to be 500,000 tons of limestone to account for the alternative sourcing to the ALC operations. Assuming annual production of 500,000 tons of limestone per year, the expected mine life is approximately 20 years.

As noted in section 2.1, Keith Vickers of SYB Group (“SYB”), a consultant for United States Lime & Minerals, Inc. (“USLM”) for over 20 years served as the Qualified Person (“QP”) and prepared the estimates of limestone mineral resources and reserves for the ALC mine. Summaries of the ALC mine’s limestone mineral resources and reserves are shown below in Tables 1.1 and 1.2, respectively. Sections 11 and 12 set forth the definitions of mineral resources and reserves as well as the methods and assumptions used by the QP in determining the estimates and classifications of the ALC mine’s limestone mineral resources and reserves.

Table 1.1 ALC – Summary of Limestone Mineral Resources as of December 31, 2023,

Based On $12.70 Crushed Limestone 1, 2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)3
Total Mineral Resources[4]	22,169,000	Above 96.0 (CaCO3)	N/A
Measured Mineral Resources[5]	-	Above 96.0 (CaCO3)	N/A
Indicated Mineral Resources	8,239,000	Above 96.0 (CaCO3)	N/A
Total Measured and Indicated Resources	8,239,000	Above 96.0 (CaCO3)	N/A

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023.

2	Crushed limestone though the crushing circuit.
3	N/A: Not Applicable because estimated resources are in place.

4 Inclusive of Limestone Mineral Reserves.

5 Exclusive of Mineral Reserves.

Table 1.2 ALC – Summary of Limestone Mineral Reserves as of December 31, 2023,

Based On $12.70 Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)[3]
Probable Reserves	3,458,000	Above 96.0 (CaCO3)	82.0/75.0
Proven Reserves	7,407,000	Above 96.0 (CaCO3)	82.0/75.0
Total Mineral Reserves	10,865,000	Above 96.0 (CaCO3)	82.0/75.0

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023.

[2]	Crushed limestone through the crushing circuit.
[3]	Mining recovery is listed as open pit/underground recovery.

The modeling and analysis of the ALC mine’s resources and reserves has been developed by ALC and USLM personnel and reviewed by management of the companies, as well as the QP. The development of such resources and reserves estimates, including related assumptions, was a collaborative effort between the QP and personnel of the companies.

The ALC mine has been a stable producer of limestone using the current equipment fleet and operating parameters for many years. This operating history and its 2024 budget were used to estimate the unit costs for open pit mining and annual sustaining capital expenditures. In 2035, limestone production is forecast to transition to underground mining which will require the purchase of a fleet of underground mining equipment. For purposes of this TRS, the estimated underground mining cost per ton is based on contract mining costs for other mines. Tables 1.3 and 1.4 set forth the estimated capital and operating costs, respectively, used to estimate future operations for the ALC mine.

Table 1.3 Capital Costs

Capital Cost Estimate	Cost
Annual Maintenance of Operations	$950,000
Underground Mining Equipment Fleet and Portal Preparation	$5,382,000

Table 1.4 Operating Costs

Operating Cost Estimate	Cost
Open Pit Mining and Crushing Cost Per Ton	$7.35
Underground Mining and Crushing Cost Per Ton	$9.58

It is the QP’s overall conclusions that:

1.

Geologically, the ALC mine limestone deposit has been proven by detailed production and drilling results to have quality and thickness that is very consistent. Because of the simple geology, the mining method for the mine is straight forward and consists of uncomplicated open pit and underground mining.

2.	The data detailed in this report that was used to estimate the resources was adequate for the resource interpretation and estimation.
3.

ALC has successfully mined this resource for many years using the same methods that are projected into the future. Significant increases in the cost of mining coupled with large decreases in the selling price of limestone would be required to make mining uneconomic. Historically, ALC has been able to increase sales prices in line with cost increases.

4.	There are no significant factors onsite that will impact the extraction of this ore body. ALC has been in operation for many decades during varying economic and market conditions.
5.

Absent unforeseen changes in economic or other factors, including additional federal or state environmental regulations, the economic analysis and the quantity of Proven Reserves indicate the operation reasonably has approximately 20 years of estimated mine life at current production levels.

2	Introduction

This TRS is intended to be an update to the TRS filed December 31, 2021. Unchanged sections are included for clarity and completeness. There have not been any drilling programs on the property since the 2021 filing. The resource and reserve tables have been reconciled for production since the filing date of the previous TRS through the effective date of this update. A primary update was moving the sales point of reference from before the primary crusher to after the crushing circuit and aligning the costs associated with production and sale of crushed limestone.

2.1	Issuer of Report

Mr. Keith Vickers of SYB Group, LLC (“SYB”), a consultant for USLM for over 20 years, prepared this Technical Report Summary (“TRS”) on ALC’s mining operations located in Independence County, Arkansas. Mr. Vickers is a Qualified Person (“QP”). USLM is a publicly-traded company on the NASDAQ Stock Exchange under the ticker symbol USLM and ALC is a wholly-owned subsidiary of USLM.

2.2	Terms of Reference and Purpose

The purpose of this TRS is to support the updated disclosure of mineral resource and mineral reserve estimates for ALC’s existing mining operations located in Independence County, Arkansas, as of December 31, 2023. This report is to fulfill 17 Code of Federal Regulations (“CFR”) § 229, “Standard Instructions for Filing Forms Under Securities Act of 1933, Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975 – Regulation S-K,” subsection 1300, “Disclosure by Registrants Engaged in Mining Operations.” The mineral resource and reserve estimates presented herein are classified according to 17 CFR § 229.1300 Definitions.

The QP prepared this TRS with information from various sources with detailed data about the historical and current mining operations, including individuals who are experts in an appropriate technical field. The quality of information, conclusions, and estimates contained herein are based on: 1) information available the time of preparation; and 2) the assumptions, conditions, and qualifications outlined in this TRS.

Unless stated otherwise, all volumes and grades are in U.S. customary units, and currencies are expressed in 2023 U.S. dollars. Distances are described in U.S. standard units.

2.3	Sources of Information

This TRS is based upon engineering data, financial and technical information developed and maintained by ALC or USLM personnel, work undertaken by third-party contractors and consultants on behalf of the mine, public data sourced from the United States Geological Survey, Arkansas Geological Survey, internal ALC technical reports, previous technical studies, maps, ALC letters and memoranda, and public information as cited throughout this TRS and listed in Section 24. Table 2.3 is the list of terms used in this TRS.

The 2021 TRS was prepared by Keith V. Vickers, BSGeol, MSGeol, TXPG #3938, CPetG # 6152. Detailed discussions with the following were held during the preparation of the TRS:

Mr. Timothy W. Byrne, President, CEO USLM, Dallas, Texas

Mr. Michael L. Wiedemer, Vice President, CFO USLM, Dallas, Texas

Mr. Russell R. Riggs, Vice President, Production, USLM, Dallas, Texas

Mr. M. Michael Owens, Corporate Treasurer, USLM, Dallas, Texas

Mr. Jason Nutzman, Director of Legal and Compliance, USLM, Dallas, Texas

Mr. Wendell Smith, Director of Environmental, USLM, Dallas, Texas

Mr. Nate O’Neill, Vice President and Plant Manager, ALC, Batesville, Arkansas

Mr. Tim Zuroweste, Mining and Projects Manager, ALC, Batesville, Arkansas

Mr. David Cox, Quality Control Laboratory Manager/Safety and Environmental Manager, ALC, Batesville, Arkansas

Mr. Marty Fulbright, Accounting Manager, ALC, Batesville, Arkansas

Mr. Keith Vickers, SYB Group, USLM Consulting Geologist, Crowley, Texas

Discussions with the following were held for the preparation of this updated TRS:

Mr. Timothy W. Byrne, President, CEO, USLM, Dallas, Texas

Mr. Michael L. Wiedemer, Vice President, CFO, USLM, Dallas, Texas

Mr. M. Michael Owens, Corporate Treasurer, USLM, Dallas, Texas

Mr. Jason Nutzman, Director of Legal and Compliance, USLM, Dallas, Texas

Mr. Dane Werner, Vice President and Plant Manager, ALC, Batesville, Arkansas

Mr. Jason Greenfield, Mine Manager, ALC, Batesville, Arkansas

Mr. Tim Zuroweste, Mining and Projects Manager, ALC, Batesville, Arkansas

Mr. Marty Fulbright, Accounting Manager, ALC, Batesville, Arkansas

Mr. Peter McKenzie, Mining Engineer, Texas Lime Company, Cleburne, Texas

Mr. Keith Vickers, SYB Group, USLM Consulting Geologist, Crowley, Texas

Table 2.3 Glossary of Terms and Abbreviations

Term	Definition
AAPG	American Association of Professional Geologists
AASHTO	American Association of State Highway and Transportation Officials
ADEQ	Arkansas Department of Environmental Quality
AGS	Arkansas Geological Survey
ALC	Arkansas Lime Company
ASTM	American Society for Testing and Materials
CaCO3	Calcium Carbonate
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFR	Code of Federal Regulations
CMC	Construction Materials Consultants
DTM	Digital Terrain Model
E	East
F.	Fahrenheit
Fig.	Figure
ft.	Feet
GLONASS	Global Navigation Satellite System
GPS	Global Positioning System
LiDAR	Light Detection and Ranging
LST	Limestone
N	North
NAD	North American Datum
NPV	Net Present Value
P.E.	Professional Engineer
PG	Professional Geologist
QP	Qualified Person
QC/QA	Quality Control/Quality Assurance
S	South
SOFR	Secured Overnight Financing Rate
TRS	Technical Report Summary
TLC	Texas Lime Company
U.S.	United States
USGS	United States Geological Survey
USLM	United States Lime and Minerals, Inc.
WAAS	Wide Area Augmentation System
W	West
XRF	X-Ray Fluorescence

2.4	Personal Inspection

The QP, who has been a consulting geologist for USLM for over 20 years, is familiar with ALC’s mine geology and operations. Over the years, the QP has visited the operation to supervise drilling, log cores and investigate geologic issues associated with specific areas in the mine. Table 2.4 is a partial list of dates the QP has visited the mine. Data, protocols, and specific information required for the TRS were gathered during onsite visits. The ALC plant manager and the mine manager provided any detailed information the QP required for the resource estimation and mining operation sections of this report.

On October 18, 2021, the QP met in the ALC operations office to discuss the information requirements for this TRS report. He reviewed the production QC drill hole database. The QP inspected the mine, visited faces to examine the consistency and thickness, and discussed current status of core storage buildings. The equipment suite, blasting and mining methods, and costs were reviewed. The QP discussed QC/QA at the operations office with the plant Quality Control Laboratory Manager. The Quality Control Laboratory Manager provided laboratory and XRF standard certifications and instrument service/care contracts. A review of the core and sample preparation for analytical tests occurred and copies of their documentation were provided.

The QP reviewed a report checklist with ALC management and the mining engineer to ensure all materials needed for the TRS were available. The resource areas, fixed grade control, and production hole sampling procedures were reviewed and QP was made current on any changes. The mining faces were compared to the existing geologic model, and a comparison of the core to production sample chemistry was discussed. The QP had a meeting with the Accounting Manager to request the financials for the mine’s economic analysis.

Table 2.4 Visits Made by QP to ALC

Date	Reason
1998*	Initial Visit and Data Audit
1998-99*	Supervise Core Drilling Project
1999	Performed Resource Assessment
2005*	Supervise Core Drilling Project
2007*	Supervisor Core Drilling Project
2008*	Supervise Core Drilling Project and Mine Plan
2016*	Supervise Core Drilling Project and Results Meeting
2021	Meeting to Review and Obtain Detailed Information for TRS

Note: * Multiple Trips Made to Mine.

3	Property Description
3.1	Property Description and Location

ALC operations (35°47’13.08” N, -91°45’10.03” W, Fig. 3.1, GoogleEarth, 2021) are located in Independence County, Arkansas. ALC operates an open pit mine at the location. The mine is six miles west of Batesville, Arkansas on State Highway 106.

Note:
Regional Map
Source: Arkansas Highway Department

LITTLE ROCK
SYB Group, 2021

540000
535000
530000
525000
1375000
1380000
1385000
1390000
1395000
1400000
Plant
Mine
Office &
Second Rail Load Out
Rail Line
State Hwy. 106
Batesville 6.8 miles
One Mile
N

Map Legend

Source USGS Topographic Map
Scale: 1" = 5000'
Coordinates: State Plane North American Datum 83 Feet
Red Outline: Plant Area
Black Outline: ALC Property
Red Outline: Plant Area
Blue Outline: Office and Rail Loadout
Orange Line: Railroad and Rail Spurs
Green Line: Road to Plant

Fig. 3.1 Location and Resource Area Map for ALC Operations

3.2	Mineral Rights

ALC owns approximately 1,260 acres in fee (AcreValue website, 2021) (USLM internal report). ALC holds all surface and mineral rights on the fee property.

3.3	Significant Encumbrances or Risks to Perform Work on the Property

There are no significant issues or risks to work on the properties outside of those generally related to mining operations.

3.4	Lease Agreements or Income from Royalties

ALC does not receive any royalties as it is not the lessor for any mineral rights on its properties.

4	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Topography, Vegetation, and Physiography

The area’s topography is characterized by broad valleys with rounded hills of variable elevation connecting to several main river drainages. The White River is the largest draining system in the local area. Occasionally the hills are more plateau-like with greater relief to them. ALC’s operations are located in one of the valleys. The elevation ranges from 1144 ft. to 242 ft. The valleys are covered with thick alluvial sediments and the ridges have moderate soil cover on top and sufficient depth on the sides for abundant tree growth (Albin et al, 1967).

The tree types are dominated by oak, maples, hickories, and hawthorns (Mitchell, 2016). The flat valley floors are primarily agricultural land cover in typical grasses common to the area.

The operation is in the physiographic provinces known as the Ozark Plateaus (Chandler, 2014). The area has been eroded into high ridges approximately the same height separated by broad and steep valleys that merger into larger open flat areas occupied by the main river drainages.

4.2	Accessibility and Local Resources

Primary access to the operation is by Punch Lane County Road to State Highway 106 from the city of Batesville. Batesville is served by a regional airport and commercial airline travel is through Little Rock Arkansas (95 miles). County roads are paved. (GoogleMaps website, 2021). ALC has a private rail spur that connects to the Missouri and Northern Arkansas railroad line.

4.3	Climate and Operating Season

The average rainfall for Independence County, Arkansas, is 49 inches of rain per year. The County averages four inches of snow per year. On average, there are 219 sunny days per year in Independence County. The County averages 99 days of precipitation per year. Precipitation is rain, snow, sleet, or hail that falls to the ground. Average temperature ranges from a high in July of 91 degrees F. to a low of 26 degrees F. in January. The are infrequent winter storms that may make operations pause for a short period but nothing long-term. The above conditions make year-round mine operation possible with little weather-related lost time (www.bestplaces.net/climate, 2021)

4.4	Infrastructure
4.4.1	Water

There are no issues with the water supply. The operation water requirements are served by spring and surface water from the mine.

4.4.2	Energy Supply

The mine fuel supply is from distributors in Batesville, Arkansas. A state power grid supply supplies electrical power to the operation.

4.4.3	Personnel

The Batesville Metropolitan area population is estimated at 11,000 and several rural communities nearby that the mine can draw from for new or replacement employees (www.populationreview.com, 2021).

4.4.4	Supplies

The most common supplies needed by the mine are obtained from Batesville, Arkansas. Heavy equipment parts and other similar supplies come from Little Rock, Arkansas. Several trucking companies provide service to the operation from the above supply centers.

5	History
5.1	Prior Company Ownership

The ALC mine has been in operation for more than 80 years. USLM (formerly known as Rangaire Corporation) purchased ALC (then named Batesville White Lime Company) in the 1960’s, which owned the Batesville Quarry in Independence County, Arkansas, at the time. In the years that followed, ALC acquired additional acres of land resulting in the current ownership of approximately 1,050 acres of land in Independence County. In the past 25 years, ALC has built three preheater rotary kilns as well as other operational and office facilities. Information was provided by ALC.

5.2	Exploration and Development History

Presently, ALC operates two open pits, one north of Highway 106 and another just south of the highway. Many of the early programs drilled only the north property. From 2005 drilling was done on both sides of the highway.

Table 5.2 ALC Historical Drilling Projects

Year	Company	Purpose	Summary of Work	Comment
1959	Albert Lewis	Development	21 Core Holes	First Resource Assessment
1989	Don Williams	Exploration	2 Plug Holes	Explore Areas Near Mine
1992	CMC	Development	7 Core Holes	Expand Mine
1996-97	Charles Mallete	Development	17 Core Holes	Resource Assessment
1998	ALC/TerraCon, Inc.	Development	38 Core Holes	Drill North and South Highway 106
2005	ALC	Development	19 Core Holes	West Side Stewart
2007	ALC	Development	19 Core Holes	North/South Stewart
2008	ALC	Development	9 Core Holes	East Side North Mine
2016	ALC	Development	34 Core Holes	Westside Both Mines

Note: A detailed discussion of all drilling and results is in Section 7.1.

6	Geologic Setting, Mineralization, and Deposit

The ALC mining operation started in the 1920’s when excavation of the Mississippian age Boone limestone started.

6.1	Regional Geology

The state of Arkansas is divided into five geologic provinces (Fig. 6.1-1). These provinces were designated according to unique geology and topography. ALC is located in the Ozark Plateaus province. The following is excerpted from McFarland, 1998:

The Ozark Plateaus region of Arkansas is made up of typically flat-lying Paleozoic strata separated into three plateau surfaces based on their unique topography and geology. The northern-most plateau is the Salem Plateau and is generally underlain by dolostones, sandstones, and limestones of Ordovician age and low elevations. The Springfield Plateau stands above the Salem a few hundred feet and is ordinarily capped by lower Mississippian age cherty limestones and limestones. The Boston Mountains are southernmost plateau area and has the highest relief of the Ozarks. It is dominated by Pennsylvanian age shales, siltstones, and sandstones. The entire Ozark Plateaus province is deeply cut by numerous streams throughout the area. The faulting is generally normal; most faults displaying a displacement down on the southern side in the province. Gentle folds are mapped but are generally of very low amplitude. The depositional environment of the rocks found in the Arkansas Ozarks is one of a relatively shallow continental shelf, sloping toward deeper water generally toward the south. Sea level lowering caused the shelf emerged many times during the Paleozoic resulting in numerous erosional unconformities throughout the province’s geologic history.

Described below is the regional geologic history. Refer to Fig. 6.1-2 for the stratigraphic period and formation order/age. The Ozark Plateaus province began to form in the early Ordovician age when the first uplift of the region occurred. These uplift events occurred throughout geologic time until the Tertiary age. This last event and significant erosion left the current structural feature seen today. Between the Cambrian age and the present day there were repetitive erosional events. There are an estimated total of 17 events. They were caused by either uplift with erosion or erosion because of receding seas and resulted in depositional hiatuses or erosional unconformities. They are important because they produce a high degree of variability in thickness of strata. The Lower Ordovician age is characterized by deposition of dolomites until the Middle Ordovician age with the deposition of the Joachim formation. From the Upper Plattin formation until the Chattanooga shale at the end of the Devonian age limestone deposition was the dominate rock type. The rock types of this period represent deposition in a shallow marine environment existed for a long period of time until deep water marine environment conditions produced shale deposition (McFarland, 1998).

The Chattanooga shale was a period of deep-water fine-grained deposition that separated the long period of limestone deposition during the Ordovician to the end of the Devonian. After the Chattanooga shale deposition concluded the Mississippian deposition was dominated by limestone deposition especially of interest is the Boone limestone. Next the upper Mississippian interval to the Pennsylvanian interval was dominated by alternating limestone, shale, and sandstone deposition.

Fig. 6.1-2 is the geologic map of the eastern part of the Ozark Plateaus province with the ALC ore limestone highlighted.

6.2	Local and ALC Property Geology

Locally, the structural setting is simple. In over 80 years of mining only one fault was encountered (10 ft. throw, normal). The Boone limestone is moderately jointed. As with all surface exposed limestones in northern Arkansas and the southeastern part of the United States there are localized karst features present. The presence of erosional unconformities has the greatest impact on the local geology. Each unconformity has a different degree of erosion associated with it. These erosional episodes resulted in loss of stratigraphic section or thinning of rock units in a random pattern.

ALC is located in an east-west Boone limestone outcrop belt. Locally, Mississippian age limestones were not the result of reef formation but transported carbonate sand deposited further offshore from a massive reef bank located to the north and northwest of northern Arkansas. The almost chemically pure carbonate sand was deposited on a shallow offshore shelf by sea currents and storms. This isolated environment produced areas of high purity limestone. Later in the formation’s geologic history subsurface conditions caused some replacement of the limestone by chert. This resulted in separating the areas of high calcium limestone.

Local drilling has defined the ore deposit as being an elongate northeast to southwest bowl or trough. The floor of the trough is where a distinctive lithology and chemical quality change occurs. The formation that comprises the floor is believed to be the Lafferty limestone. The shape of the trough is interpreted to be the result of an erosional unconformity or a submarine channel the Boone limestone was deposited.

6.3	Mineralization

High calcium limestones are the product of unique depositional environments only, not by subsurface alteration or enhancement. No subsurface mineralization has occurred to create or enhance the calcium carbonate content in this deposit. The CaCO3 content is the product of reef organisms that build their exoskeletons out of calcium carbonate derived from the marine environment. The reef area has very limited or no exposure to sources of non- carbonate materials such as clay, silica, and iron that reduce the CaCO3 content.

6.4	Stratigraphy and Mineralogy

Table 6.4 ALC Property Stratigraphy

Stratigraphic Unit	Thickness Approximate Range	Primary Lithology
Moorefield Shale	0 to 30 ft.*	Black very fine grain, thin LST lenses
Boone LST	150 to 200 ft.*	Gray coarse to fine crystalline, mostly recrystallized, very clean
Chattanooga Shale	0 to 4 ft.*	Black, fissile, rarely present
Lafferty LST	5 to 20 ft.*	Gray to dark gray, sandy, fine crystalline,

Note: *From multiple sources.

7	Exploration

The database used for the ALC geologic model consists of lithology and chemical analysis data from core drilling. Limited exploration drilling has been necessary for the past 30 years because of ALC’s significant land position. A considerable amount of recent drilling has been near the mine and on ALC property.

7.1	Drilling Programs

A summary of drilling projects to date on ALC property is in Table 7.1-1. These projects include exploration, and development, by diamond bit and percussion drilling methods. Fig. 7.1-1 shows all the ALC Drill Holes.

Table 7.1-1 All ALC Drilling Projects

Year	Company	Purpose	Summary of Work	Comment
1959	Albert Lewis	Development	21 Core Holes	First Resource Assessment
1989	Don Williams	Exploration	2 Plug Holes	Explore Areas Near Mine
1992	CMC	Development	7 Core Holes	Expand Mine
1996-97	Charles Mallete	Development	17 Core Holes	Resource Assessment
1998	ALC/TerraCon, Inc.	Development	38 Core Holes	Drill North and South Highway 106
2005	ALC	Development	19 Core Holes	West Side Stewart
2007	ALC	Development	19 Core Holes	North/South Stewart
2008	ALC	Development	9 Core Holes	East Side North Mine
2016	ALC	Development	34 Core Holes	Westside Both Mines

The mining operation started in the early 1920’s. In 1929 the Batesville White Lime Company saw the need to expand the mining operation. It drilled a few plug holes around the exiting mine to prove the Boone was present. Results from this project are not available. In 1959 Albert Lewis was contracted to confirm more ore near the active mine site and drilled 21 core holes. The cores were analyzed at 10 ft. intervals by an outside laboratory. Lewis conducted the first resource determination for the northern mine. The cores were preserved and TerraCon, Inc. reexamined and had them reanalyzed in 1998. The summary of the hole analysis are presented in Table 7.1-2 below.

Table 7.1-2 Summary of 1959 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC N. Property	21	78	98.1

The holes were drilled along the Boone outcrop ridge and south of it. Two holes resulted in coring limestone below the ore interval and the ore thickness was variable because of the feather edge of the outcrop.

If any drilling was conducted between 1959 and 1989 there are no records available. Don Williams drilled 12 plug holes directly around the active north mine for expansion purposes in 1989. Records for two holes were available for review. The summary results of the drilling are listed in table 7.1-3 below.

Table 7.1-3 Summary of 1989 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC N. Property	2	53	97.1

In 1992 CMC was contracted to drill seven core holes in areas that would be mined in the near future. From the drilling results the mine could expand into the areas drilled. Some of the holes had over 75 ft. of CaCO3 above 96.0%. A summary of the results is presented in Table 7.1-4 below.

Table 7.1-4 Summary of 1992 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC N. Property	7	75	97.2

In 1996-97, Charles Mallete drilled 17 core holes across the property to perform a resource assessment. It appears he placed his holes to fill the gaps in the previous programs. Eight cores out of the 17 were located for the TerraCon, Inc. reexamination project. The summary of the core results is below in Table 7.1-5.

Table 7.1-5 Summary of 1996-97 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC North and South Properties	17	64	97.6

In 1998, TerraCon, Inc. was contracted to perform a resource assessment on the north mine. TerraCon, Inc. reviewed all previous drilling and resource studies. A 38-hole drilling project occurred that covered both the north mine and south unmined areas. The results of the study provided validation there were sufficient resources for several years in the future. Unlike the previous core projects, the sampling interval of 5 ft. or 10 ft. in this project was sampled on 2 ft. intervals to better define the top and the bottom of the ore. A summary table listing the results of the project is below in Table 7.1-6.

Table 7.1-6 Summary of 1998 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC North and South Properties	38	65*	97.3

Note: *Some holes drilled in existing mine floor.

TerraCon, Inc. followed the drill site protocols established by USLM. These protocols for drilling, logging, and sampling cores had been developed as equipment and analyses had changed. The project procedures were:

•	Contract geologists selected core drilling locations with the approval of sites and drilling budget by USLM management.
•

Core drilling was conducted directly under the supervision of contract geologists. All core was logged by SYB or an approved USLM contract geologist using a protocol modified from the Shell Sample Examination Manual (Swanson, 1981) that was modified by SYB and approved by USLM.

•	After final selection, hole locations were surveyed by hand GPS (WAAS and GLONASS capable).
•	Immediately upon retrieval, the core was placed on a V-shaped trough. All core pieces were fitted together and labeled with a permanent marker in one-ft. intervals.
•

Characteristics related to the suitability of the limestone products for customers and geology were recorded. These items are stratigraphy, key marker lenses/layers, lithology characteristics, visual identification of ore top and bottom, and structural disturbance.

•

The core from each drill hole was placed into cardboard boxes in two ft. intervals totaling 10 ft. at the drill site. The boxes were labeled with a box number, company information, hole number, core runs, and depths marked on each box. The boxes were then delivered to the ALC core processing area. Then they were prepped for transport to the ALC core storage center.

•

The contract geologists were responsible for examining the core and compiling a detailed interval list for XRF analysis. This list was later entered into Excel to build an analysis database. The analysis intervals were chosen on two ft. lengths and intervals of six ft. to ten ft. above and below the lithologically identified ore zone were chosen. This excess was so the top and bottom of the ore could be chemically defined.

•

Once the cores were at the ALC core storage area, the core intervals were diamond sawed into two- thirds to one-third splits. The interval’s one-third split was then bagged in a plastic bag and labeled with the depth interval to be analyzed. The two-thirds split was placed back in the box for reference.

•

The bagged intervals are kept in plastic labeled buckets or boxes in separate groups by the hole and then submitted to the ALC QC/QA laboratory for XRF analysis. Any portions of samples not destroyed during the testing process are still stored at the ALC core storage facility.

The ALC QC/QA laboratory performed the XRF analysis on these cores using the USLM laboratory protocols (discussed in Section 8).

The drilling project conducted in 2005 was to expand the southern mine to the west. The project followed the USLM drill site and laboratory protocols.

Table 7.1-7 Summary of 2005 Exploration Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC South Mine	19	51	97.1

The 2007 drilling project was conducted with the goal of defining more west resources in the north mine and providing geotechnical support for gaining access to the proposed southern mine area in 2008. Nine holes were analyzed for mine development and ten holes were drilled for geotechnical measurements. The ten cores provided lithological data and were not analyzed for chemical content. The results of this drilling project are presented in Table 7.1-8. The standard USLM protocols for drilling and analysis were followed.

Table 7.1-8 Summary of 2007 Exploration Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC 2007 Drilling	9*	60	97.8

Note: *19 holes drilled but only nine holes were analyzed for chemistry (see above).

In 2008, drilling was conducted on the northeast side of the north mine. This was a mine development project. Limited previous drilling in this area had indicated the possibility of a thicker ore section under shallow stripping. The results of this project proved the results of earlier drilling, and the mine planning was adjusted accordingly. The results of this drilling project are presented in Table 7.1-9. Protocols developed by USLM were followed during this drilling.

Table 7.1-9 Summary of 2008 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC 2008 Drilling	9	97	97.9

In 2016, development drilling was conducted to update the existing mine model. The majority of the holes were drilled along the western side of both mines and in the southern area of the south mine. The project provided data for expanding both mines to the west. As with all USLM drilling projects the protocols discussed in the 2008 drilling results were followed. Table 7.1-10 summarizes the results from the 2016 project.

Table 7.1-10 Summary of 2016 Development Drilling

Property	Number of Holes	Average LST Thickness (Ft.)	Average CaCO3 Percentage (%)
ALC 2016 Drilling	34	68	97.0

A list of the holes used in the model with the hole name and XY coordinates can be found in Appendix A. All holes’ lithology, chemical analysis, and ore interval were plotted as logs. These logs were used to correlate stratigraphy, lithology, and ore zone intercepts. Also, they form a visual catalog of the hole data. A core log is shown below in Fig. 7.1-2.

7.2	Surface Mapping and Sampling

There was no surface sampling or measured section work associated with this operation.

7.3	Hydrogeology Information

The State of Arkansas does not require hydrogeological studies.

7.4	Geotechnical Information

The State of Arkansas does not require geotechnical studies to be performed at mines. Currently, the ALC mines are open pit mines and the company had no need to perform geotechnical studies.

8	Sample Preparation, Analyses, and Security
8.1	Sample Preparation and XRF Analysis

The ALC plant produces many products which are under strict parameters for chemical and physical quality. The ALC QC/QA laboratory was established many years ago and was upgraded several times to meet the increasing demands of the customer base. In addition, customer quality control labs test ALC product shipments frequently.

XRF is one of the primary methods for determining the chemical content of limestone. The ALC QC/QA laboratory has been responsible for conducting XRF analysis on plant products and all limestone samples from stockpiles, belt feed samples, drilling, to hand samples collected for outcrop identification. The five significant oxides are analyzed. CaO is most important because of the plant’s raw limestone requirement above 96.0% CaCO3.

When preparing an XRF sample, whether core or cuttings, the entire sample interval is crushed to -10 mesh. The sample is then separated and reduced by a ruffle to 250 grams, drying and pulverizing a representative split to -150 mesh. The samples are analyzed for these oxides CaO, MgO, Fe2O3, Al2O3, and SiO2, following USLM’s XRF analytical method for limestone analysis. The technique involves pressing the powder into a pellet using a wax binder to hold the shape. The analytical procedure and protocol information was provided by ALC QC/QA personnel and other information for this section was provided by ALC personnel.

8.2	Quality Control/Quality Assurance

The limestone samples are analyzed twice in a run to confirm repeatability. All sample preparation equipment is cleaned after preparing each sample and before the subsequent preparation. The instrument is cleaned and calibrated each year by the manufacturer and is under a service contract. Whenever the device becomes dirty and registers out of calibration or out of specification for the standards, a manufacturer service call is made to clean, recalibrate, and repair if necessary. The oxide results of each sample are totaled to determine if the data is within an acceptable error range around 100%. The sample analysis is rerun if the total oxide percentage exceeds acceptable error limits. The rerun is to correct or help define the error issue. Sample preparation and a newly prepped sample usually correct the problem in many cases. The laboratory has a set of certified limestone standards to cover the content range of the major oxides that can occur in limestones. The appropriate standard is run concurrently with the unknown samples. The standard results are compared run to run to ensure the instrument operates correctly.

USLM has five QC/QA labs among its wholly owned subsidiaries. These labs can perform many of the same analyses, specifically XRF.

The ALC QC/QA laboratory is certified by:

•	The Food and Drug Administration
•	Underwriters Laboratory

The laboratory follows procedures and protocols set forth by:

•	ASTM Methods: C-25, 50. 51, 110, 977
•	AASHTO Methods: M216-05, 219
•	USLM protocols for testing whole-rock samples.

The laboratory utilizes certified limestone samples to verify the accuracy and calibration of its instrumentation. These are:

•	Euronorm MRC 701-1
•	China National Analysis Center:
◾	-NC DC 60107a
◾	-NCS DC 14147a
◾	-NCS DC 70307
◾	-NCS DC 70304

The security for geological samples is not required compared to the procedures needed for precious metals (gold, silver, etc.). Core or other samples are immediately taken after drilling or at the end of the current shift to the core storage area by the contract geologist, member of the drill crew, or limestone sample collector. They are logged in and processed by ALC QC/QA laboratory personnel. The change of possession is limited to two or three people who can be identified and held accountable for the locations of the samples before delivery to the laboratory. This information was provided by ALC QC/QA laboratory personnel.

8.3	Opinion of the Qualified Person on Adequacy of Sample Preparation

The analysis of geologic samples is conducted with the same care as the ALC QC/QA testing for the plant’s products. The QP reviewed the preparation and analytical procedure protocols by the QC/QA laboratory personnel for proper adherence. The QP’s opinion is that the analytical program and laboratory provide reasonably accurate chemical data necessary for determining resource estimates.

9	Data Verification
9.1	Source Material

The QP obtained the analysis results and raw data from the ALC laboratory personnel. For this TRS, the hard copy data was compared with the digital database for correctness and thoroughness. The geologic data from the old drilling programs were validated as reasonably as possible by comparing lithology and depths from nearby recent holes and production data. Chemical results from the older work were compared to recent chemical results from the nearest production data or hole. This comparison was necessary to verify using the older data in the model. Recent hole ore intercepts were cross-checked with the appropriate mine data to verify and confirm surveyed collar data and check the ore zone.

The older hole maps with the plotted surveyed locations were georeferenced using Global MapperTM and then digitally overlaid on age appropriate USGS Quadrangle Geotiff raster maps to verify location, convert to State Plane System, and verify collar elevation.

The core logs from the various drilling projects were reviewed to confirm logging was suitable for the intercept data determination. The older hole analyses were composited above 96.0% CaCO3 cutoff when possible. If re-compositing was not possible, the analytical results had to average above 96.0% cutoff. ALC has conducted a production QC program for many years. Data from this program was used to check on the chemical quality between core holes.

The QP met with the QC/QA laboratory manager to validate that the QC/QA protocol was followed for the geologic samples and reviewed the instrument’s status records. The sources for this data are the ALC QC/QA laboratory, old resource studies, mine manager and contract geologists.

Any hole data where the location could not be verified were excluded. Also, any hole where chemical data appeared to be a partial analysis or incomplete was excluded.

9.2	Opinion of the Qualified Person on Data Accuracy

After reviewing the material, the QP is satisfied the drill hole database and chemical analysis data are reasonably valid. The QP’s opinion is that the data utilized has been analyzed and collected appropriately, reasonably, and the data was adequate for the resource interpretation and estimation.

10	Mineral Processing and Metallurgical Testing

The Boone limestone mined at the ALC property is sedimentary without alteration due to metamorphic or igneous geologic processes. The uniqueness and suitability of the raw limestone for making the plant’s products are based on the percent of CaCO3 content in the limestone. There is no metal content in the ore and no need to perform metallurgical testing. Limestone from the mine has been supplied to ALC’s operations for further processing for decades. The mined stone is processed through a conventional crushing circuit without any mineral or chemical processing before stockpiling. ALC personnel furnished the preceding information.

11	Mineral Resource Estimates
11.1	Definitions

A mineral resource is an estimate of mineralization by considering relevant factors such as cutoff grade, likely mining dimensions, location, or continuity that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part become economically extractable. Mineral resources are categorized based on the level of confidence in the geologic evidence. According to 17 CFR § 229.1301 (2021), the following definitions of mineral resource categories are included for reference:

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. An inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for the evaluation of economic viability. An inferred mineral resource, therefore, may not be converted to a mineral reserve.

An indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. An indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource and may only be converted to a probable mineral reserve. As used in this subpart, the term adequate geological evidence means evidence that is sufficient to establish geological and grade or quality continuity with reasonable certainty.

A measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. As used in this subpart, the term conclusive geological evidence means evidence that is sufficient to test and confirm geological and grade or quality continuity.

11.2	Key Assumptions, Parameters, and Methods
11.2.1	Resource Classification Criteria

Geologic and analytical data from local drilling have proven that the Boone limestone has a consistently high CaCO3 content (above 96.0%) and a consistent mining thickness of 30 plus ft. across the entire ALC property.

For many years the ALC mine has provided limestone of a consistent quality to the operation. Geologic confidence was established by the verified consistent analytical results from drilling. Classifying these resources in the indicated and measured categories is appropriate. The indicated category was applied to areas where some drilling was available but more was needed to increase the geologic confidence. The measured category was applied to tracts adjacent to the existing mines because: 1) there are sufficient drill holes in the area with analyses; and 2) the proximity (high walls) to the mines that have operated for decades extracting the same limestone with the same quality as seen in the holes. These two factors provide high geologic confidence in the resource model for this acreage.

11.2.2	Market Price

The ALC mine is a supplier of crushed limestone to ALC operations. After processing through the crushing circuit, the crushed limestone is available for sale to external customers or ALC operations usage. There are several limestone products for sale. Products are differentiated by size with all having common chemical properties.

A market survey for crushed limestone is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2023.” Their database comprises sources from the entire United States and considers such material issues as regional price difference, weather effects, production issues, and decreased demand from downstream users. USGS reported an average value price of $14.00 of crushed limestone per metric ton which converts to $12.70 per short ton. After consulting with USLM this source provides a reasonable value for the range of crushed limestone products sold by the Company.

11.2.3	Fixed Cutoff Grade

The ALC mine supplies crushed limestone to the ALC operation and for sale to end-user markets. The ALC operation must be provided with a limestone source above an average CaCO3 threshold for customer needs. No matter the product, the raw limestone must exceed a minimum average content above 96.0% CaCO3. This percentage is considered a fixed cutoff grade because the percentage does not vary for the products supplied by the operation. The average percent of CaCO3 can be higher but not lower to meet quality requirements. Mining limestone with a significantly higher average CaCO3 percentage results in the deposit being high-graded which shortens the mine’s life. Lowering the grade is unacceptable because of quality requirements.

A primary XRF analysis quality control check is to total all the oxide percentages to determine how close the analysis total is to 100%. CaO is the primary oxide of the sample analyzed and the remainder is comprised of MgO, Fe2O3, Al2O3, and SiO2 (refer to Section 8).

The fixed cutoff grade determines the mining thickness. Hole analyses are conducted on intervals of typically two to 10 ft. This thickness is determined by compositing the individual intervals in a hole until the average CaCO3 is just above the fixed cutoff. Since the mine operates on a fixed cutoff grade, there are no specific economic criteria for changing the cutoff grade. Any cost factors that increase the mining cost of limestone at this fixed grade would be offset by appropriate downstream price increases to end-user markets or in the ALC operation’s products.

11.2.4	Summary of Parameters

Primary modifying factors are fixed cutoff grade, the final underground mine layout, and property line offset. Key assumptions and parameters applied to estimate mineral resources are in Table 11.2-4.

Table 11.2-4 Resource Parameter Assumptions

Modifying Factor	Parameter
Fixed Grade Cutoff	Above 96.0% CaCO3
Property Offset	50 ft.
Mineability	Reasonably Expected to be Feasible to Mine

11.3	Resource Model

Once the all the verified data was in the database, a final data entry check was performed. Any sample data without a verifiable location or complete analyses were excluded. Table 11.3 lists the number of drill holes used in the model database.

The mines are surveyed every year to document the mining face advance during the year. The existing mine map is updated with the newly surveyed mined areas and oriented to the mine grid. The current surface survey dated December 31, 2023, was used to determine the resource areas for the TRS resource estimate. The new surface survey and most recent USGS

LiDAR topography were edited using Global MapperTM software to reduce file size and crop to the resource area. The existing mining grid coordinate system was State Plane NAD 83 feet and was not changed.

The ore body consists of a horizontal single limestone bed defined by top and bottom surfaces. The top and the bottom ore intercepts were from total ore interval composites. The average CaCO3 content above the 96.0% cutoff or higher was used to determine the ore interval in each hole. If any hole’s composite was below 96.0% CaCO3, that area would be excluded from the resource estimate. This situation did not occur within the defined ore body. Next, the hole intercepts were utilized to produce top and bottom three-dimensional structural surfaces.

The method chosen to model the ore structures was gridding using SURFERTM software and gridded by Kriging was selected from eleven other algorithms. The selection process involved four steps:

•	Rough hand contour data for trend and structure preview for comparison;
•	Run gridding script with basic inputs to compare 12 gridding methods rough maps with hand contoured map;
•	Select appropriate grid methods after comparison, then refine with specific inputs to further the selection process; and
•	Run a residual test to select which grid method specifically honors the ore intercepts and approximates the hand contouring.

These structural surfaces were then truncated against the current topography to account for erosional effects and mined out areas. The outline of the ALC property was then used to define the gross boundary of the resource areas.

Next, ore isochore (thickness) and overburden isochore maps were constructed. These maps were used to determine model limits, thickness of overburden, ore and overburden to ore ratio. Fig. 11.3 is a map of the reserve areas and the top of the ore in each area.

The resource volume and tonnage were estimated using Surfer software. The volumes were determined by direct measurement of the thickness between the top and bottom of the ore surfaces as defined by gridding of the ore intercepts in each hole. The density factor for the ore was 167 pounds per cubic ft. from previous outside laboratory density measurements.

Table 11.3 Summary of Drill Hole Database for the Model

Data Type	Number of Records
Total Holes	166
Lithology	166
Chemical Analyses (Includes Mine Faces)	156*
Hole Composites	156*

Note: *10 holes were for lithology only.

11.4	Mineral Resources
11.4.1	Estimate of Mineral Resources

Resources for this deposit were estimated as in-place volumes and tonnages. The estimate of measured, indicated, and inferred mineral in-place limestone resources for the ALC operation effective December 31, 2023, as determined from applying the resource parameters to the geologic model, are in Table 11.4-1. The plant’s crushing circuit output was selected as the point of reference for the resource determination. Because of the chemical quality of the limestone some size fractions in the stream from the crushing circuit are available for distribution after stockpiling.

Table 11.4-1 ALC – Summary of Limestone Mineral Resources as of December 31, 2023, Based On $12.70 Crushed Limestone1,2

Resource Category	In Place (tons)	Cutoff Grade (% X)	Processing Recovery (%)3
Total Mineral Resources[4]	22,169,000	Above 96.0 (CaCO3)	N/A
Measured Mineral Resources[5]	-	Above 96.0 (CaCO3)	N/A
Indicated Mineral Resources	8,239,000	Above 96.0 (CaCO3)	N/A
Total Measured and Indicated Resources	8,952,000	Above 96.0 (CaCO3)	N/A

Notes: 1 Price Source from USGS Mineral Commodity Summaries 2023

2 Crushed limestone through the crushing circuit.

3 N/A: Not Applicable because estimated resources are in place.

4 Inclusive of Limestone Mineral Reserves.

5 Exclusive of Limestone Mineral Reserves.

11.4.2	Geologic Confidence and Uncertainty

The core chemical analysis data in the database have been verified and there is a high degree of confidence in those results. The confidence was from the fact the composited CaCO3 results were constantly above the 96.0% cutoff. At the ALC mine site the Boone formation is a tabular, medium bedded limestone with very little dip and no complicated structural features. For many decades, the ALC mining operation has produced crushed limestone meeting or surpassing the quality limits required by the plant during its entire operational history.

The analytical results cover from 1959 to 2021 and are sufficient to establish reasonable certainty of geological presence, grade, and quality continuity on the operation’s property. 156 hole’s chemical analyses were examined for this model and the average CaCO3 % was constantly above 96.0%. approximately 79 acres have been excavated since the mine went into operation in the 1920’s.

The continuity and quality consistency has been documented by drilling results on the property. The chemical quality for cores from unmined areas is consistent with past limestone production. This was verified by comparison of data from holes in mined out areas and QC/QA data.

Because of those results and the fact that the quality control drilling and production quality is constantly above the calcium carbonate cutoff for the deposit, there is high confidence in the definition of the ore zone limits,

11.5	Opinion of the Qualified Person

There are no significant factors onsite that will impact the mining of this ore body. After reviewing the resource model, the QP is confident that the limestone has consistent quality, lateral continuity and minable thickness within the drilled areas on the ALC property. The QP is also confident that ALC will continue to extract limestone above the quality cutoff for the foreseeable future.

The QP’s opinion is that the following technical and economic factors could influence the economic extraction of the resource, but the ALC plant insulates most of them from the mine. Although, if quicklime production becomes unfeasible, the ALC plant would no longer require limestone from the ALC mine to produce quicklime.

•

Regional supply and demand – Due to the shipping cost of crush limestone and quicklime, sales are limited to a regional footprint at the plant. The plant is insulated from global import and export market changes, as sales are domestic and regional.

•

Fuel cost – mining equipment are major diesel consumers at the ALC mine. As diesel prices rise, the price per ton of production also rises and will need to be offset by increases in the selling prices for the products sold. The cost of electrical power to the crushing circuit could increase to a point where an offset similar to diesel would be needed.

•	Skilled labor – This site is located near communities with an available labor source.
•	Environmental Matters:
◾	Federal or State regulations/legislation regarding greenhouse gas emission
◾	Air and water quality standards
12	Mineral Reserve Estimates

Mineral resources were converted to reserves using the estimated percentage recovery factor for the mining method proposed. For open pit mining it is estimated to be an 82% recovery factor. For underground mining the recovery factor is estimated to be 75%. The overall recovery factor for all mining is estimated to be 78%.

12.1	Definitions

Mineral reserve is an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted (Dorsey, 2019).

Probable mineral reserve is the economically mineable part of an indicated and, in some cases, a measured mineral resource. For a probable mineral reserve, the qualified person’s confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions (Dorsey, 2019).

Proven mineral reserve is the economically mineable part of a measured mineral resource. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality. Proven mineral reserve is the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource (Dorsey, 2019).

12.2	Market Price

As stated in Section 11.2.2, the ALC mine is a supplier of limestone to ALC operations. After processing by the crushing circuit, the crushed limestone is available for sale to customers or ALC operations usage. There are several limestone products for sale. Products are differentiated by size with all having common chemical properties.

A market survey for crushed limestone is conducted by the USGS each year. The publication is titled “USGS Mineral Commodity Summaries 2023.” Their database comprises sources from the entire United States and considers such material issues as regional price difference, weather effects, production issues, and decreased demand from downstream users. USGS reported an average value price of $14.00 of crushed limestone per metric ton which converts to $12.70 per short ton. After consulting with USLM this source provides a reasonable value for the range of crushed limestone products sold by the Company.

12.3	Costs

Annual sustaining capital costs were estimated using prior-year capital expenditures and ALC’s 2024 capital budget. Limestone surface mining costs for ALC were estimated using historical data and its 2024 budget. The underground mining costs are based on estimated mining, mining equipment, and contractor costs.

12.4	Reserve Estimates

The estimate of the proven and probable limestone reserves for the ALC operation effective December 31, 2023, estimated from applying the reserve parameters to the geologic model, are in Table 12.4.

Table 12.4 ALC – Summary of Limestone Mineral Reserves as of December 31, 2023, Based On $12.70 Crushed Limestone 1, 2

Reserve Category	Extractable (tons)	Cutoff Grade (% X)	Mining Recovery (%)[3]
Probable Reserves	3,458,000	Above 96.0 (CaCO3)	82.0/75.0
Proven Reserves	7,407,000	Above 96.0 (CaCO3)	82.0/75.0
Total Mineral Reserves	10,865,000	Above 96.0 (CaCO3)	82.0/75.0

Notes:1 Price Source from USGS Mineral Commodity Summaries 2023.

2 Crushed limestone through the crushing circuit.

3 Mining recovery is listed as open pit/underground recovery.

12.4.1	Reconciliation with Previous Estimates

Comparing ALC‘s high calcium limestone reserves as of December 31, 2023 with the estimates presented for December 31, 2021, a decrease of 1,677,000 tons occurred which is the result of routine mine production.

12.5	Opinion of the Qualified Person

ALC has successfully mined this resource for many years utilizing conventional mining methods. The application of conventional underground room and pillar mining in the future is not anticipated to have a significant economic impact. Significant increases in the cost of mining coupled with large decreases in the selling price of limestone would make mining uneconomic. Historically, ALC has increased sales prices in line with cost increases. The limestone is consistent across the reserves and allows for stable operating requirements from year to year.

13	Mining Methods
13.1	Geotechnical and Hydrologic Considerations

Currently, the State of Arkansas does not require geotechnical or hydrology modeling in mining operations.

13.2	Mine Operating Parameters

The ALC mine plans to produce 500,000 tons per year. The expected life of the mine is approximately 20 years. Overburden is removed by drilling and blasting. A vertical bench drill is used to drill the prescribed holes on designated spacing. Blasting is completed by a qualified contractor. The overburden is moved using excavators, bulldozers and haul trucks to designated overburden piles on the site.

Mining to date has been exclusively by open pit. Ore is excavated by drilling and blasting. Similar to the overburden, a vertical bench drill is used to drill the blast holes on a designed spacing. Blasting is completed by a qualified contractor. The ore is loaded using wheel mounted loaders and haul trucks. Fig. 13.2 reflects a current estimate of the final mine limits.

13.3	Mining Plan

ALC mining will include both open pit and underground mining methods. Open pit mining extraction will utilize typical mining techniques of vertical drill and blast overburden removal and typical mine haulage equipment such as bulldozers, excavators, wheel-loaders and haul trucks. Overburden will be generally targeted at a 2:1 stripping ratio with the non-ore materials being placed within the property. Limestone ore will be recovered with vertical drill and blast, single pass bench mining and typical mining diesel-powered mine haulage equipment such as wheel loaders, excavators and haul trucks.

When implemented designated underground areas will be extracted by the room and pillar mining method. Pillars will be designed as required by strata and depth constraints with estimated extraction ratios of 70-80%. Mining will be by horizontal drilling and blasting. Ground control will be maintained with mine scaling machines. Haulage will be via conventional underground mine haulage equipment.

13.4	Mine Plant, Equipment, and Personnel

ALC has a skilled labor force of qualified miners, mechanics, supervision and management. ALC operates 3 to 6 days per week depending on demand from the plant and maintenance requirements. The mining equipment fleet consists of wheel-loaders and haul trucks. Ancillary equipment includes a bench drill, excavators, water truck, motor grader, light vehicles and dewatering pumps.

14	Processing and Recovery Methods

14.1	Crushing Circuit and Description

The ALC mine delivers mined limestone to the crushing circuit for processing and stockpiling. Afterwards the crushed limestone is sold or processed by ALC operations to create higher-valued quicklime or limestone products.

There is no history of any interruptions, outages, shortages, or failures related to the crushing circuit which have materially affected the operation. The crushing circuit has been in operation for many years. The QP believes the risk of such events significantly affecting the estimates of limestone mineral reserves documented here is low. ALC personnel are the sources for this section.

14.2	Crushing Circuit Throughput and Design

The limestone is blasted and loaded into haul trucks by a loader in the pit then hauled to the primary crusher. The primary crusher is more than sufficient size to handle the daily mine production. The primary jaw crusher has been setup to maximize production for the size range required to feed the downstream part of the crushing circuit. The crushing circuit after the primary crusher consists of delivery by a conveyor belt to screens and a cone crusher. This equipment is very similar to those installed at many aggregate plants throughout the United States. During the process any material that is rejected by the screening process is conveyed to surge piles where it can be cycled back to be crushed and screened again. Once through this crushing circuit, the sized crushed limestone is moved by conveyor belts to stockpiles for distribution to customers or the ALC operation for further processing.

14.3	Crushing Circuit Operational Requirements

The operational requirements are minimal. This is primarily because the crushing circuit is dry and does not utilize wash water in the process. Parts and equipment needs are of operational importance. The conveyors, screens and crushers are from well-established manufacturers. This translates to readily available parts or replacement equipment. The largest requirement for the crushing circuit is electricity. Maintenance is generally handled by ALC personnel and, other than repairs, consist of routine upkeep or worn parts replacement.

14.4	Application of Novel or Unproven Technology

Mining operations at the site follow standard open pit methods for extracting limestone. The crushing system is comprised of readily available stone processing equipment. There has not been any application of novel or unproven technologies or techniques.

15	Infrastructure

The ALC property is accessible by a paved state highway and rail. The mine operation is accessed by a gravel haul road maintained by the mine personnel. The mine site is a land-locked location with no port facilities access. A rail spur is located on plant property connected to the Missouri and Northern Arkansas Railway. The mine has an onsite office and maintenance shop. Three-phase electric power is provided to the site via above-ground utility lines. A water source is available but not utilized by the mine. A water supply is available from the county system, but bottled water is supplied for drinking. Load-out to the crushing circuit is on the mine property. Fig. 15.1 shows a topographic map of the mine area and significant infrastructure features.

16	Market Studies

16.1	Market Outlook and Forecast

Demand for limestone produced at the ALC mine is exclusively for ALC’s quicklime and crushed limestone production facilities next to the mine which have been in existence for over 80 years. ALC quicklime and crushed limestone products are delivered to customers by either truck or rail.

Historically, the ALC mine averaged annual production of approximately 1,000,000 tons of limestone. In 2022, the ALC plant began sourcing a portion of its crushed limestone from the Love Hollow mine belonging to ACT Holdings Company. In future periods, the annual production for the ALC mine is estimated to be 500,000 tons of limestone to account for the alternative sourcing to the ALC plant. Assuming annual production of 500,000 tons of limestone per year, the expected mine life is approximately 20 years.

Primary demand for quicklime and crushed limestone products from ALC’s facilities is from stable markets including the steel industry, the construction industry, paper and glass manufacturers, municipal sanitation and water treatment facilities, roof shingle manufacturers, and poultry and cattle feed producers. Current market conditions for these customers should result in continued steady demand for quicklime and crushed limestone products in ALC’s market areas for the foreseeable future.

16.2	Material Contracts

There are no material contracts with outside purchasers.

17	Environmental Studies, Permitting, and Plans, Negotiations for Agreements with Local Individuals or Groups
17.1	Environmental Studies and Permitting Requirements

The State of Arkansas regulates industrial activities and its potential impacts on the environment under the Arkansas Department of Environmental Quality (ADEQ). Open pit mining and reclamation are regulated in both the Coal and Non-Coal Programs, including soil, clay, shale, gravel, stone, limestone, sand, gypsum, bauxite, and novaculite under Arkansas Pollution Control and Ecology Commission Regulation 15, Act 827 of 1991, and Act 1166 of 1997.

In addition to open pit mining and reclamation, the ADEQ is also a delegated authority under the Clean Air Act and Clean Water Act, established by the Environmental Protection Agency, to protect the ambient air quality and water quality within the State of Arkansas. ALC has furnished the environmental permit information provided in Table 17.1 below associated with its mine:

Table 17.1 Mining and Environmental Permits

Permit Number	Issuer	Purpose	Expiration Date	Status
0053-MQ-A2 November 2, 2017	ADEQ	Authorization to Quarry	June 4, 2028	In Place, Active
0045-AOP-R9 November 29, 2021	ADEQ	Air Quality	November 28, 2026	In Place, Active
ARR00A109 July 1, 2019	ADEQ	Storm Water	July 30, 2024	In Place, Active

Note: The above-referenced permits cover the ALC mining operations.

17.2	Overburden, Site Monitoring, and Water Management

ALC produces and manages non-production material, which consists of overburden and a trace amount of unusable rock from the blasting process at the open pit mines. When mining operations progress into areas with overburden, the overburden is utilized to backfill active pits to the extent where the material is available.

Water management is conducted at the open pit mines to use for dust control and to manage stormwater run- off by way of pre-existing natural erosion pathways. In some areas of the mine, stormwater must be pumped to a natural drainage from a sump used to control standing water.

17.3	Post-Mining Land Use and Reclamation

A Financial Plan for Reclamation was developed as part of the Five-Year Plan submitted to The State of Arkansas. The Financial Plan outlines the non-ore materials to be stockpiled within the mine, topsoil management as part of the stripping process as well as the final reclamation process. A surety bond and an estimated acreage of land affected over the life of the mine is submitted as part of the Five-Year Plan.

17.4	Local or Community Engagements and Agreements

The operation has developed relationships over the years with various neighboring communities, including the small communities of Bethesda, Melbourne, and Batesville.

17.5	Opinion of the Qualified Person

Arkansas is a heavily regulated State of environmental laws and regulations and has numerous permits that require ongoing compliance and oversight from the State agencies. All permits require constant reporting and oversight from the State mining and environmental agencies. ALC and USLM personnel are well trained and stay up- to-date on all mining and environmental regulations. In the QP’s opinion, there are no current or outstanding issues in environmental governance.

18	Capital and Operating Costs

The ALC mine has been a stable producer of limestone using the current equipment fleet and operating parameters for many years. This operating history, the 2024 budget, and estimated underground mining costs were used to estimate the unit costs for limestone mining and annual sustaining capital expenditures.

18.1	Capital Costs

Table 18.1 Capital Costs

Capital Cost Estimate	Cost
Annual Maintenance of Operations	$950,000
Underground Mining Equipment Fleet and Portal Preparation	$5,382,000

18.2	Operating Costs

Table 18.2 Operating Costs

Operating Cost Estimate	Cost
Open Pit Mining and Crushing Cost Per Ton	$7.35
Underground Mining and Crushing Cost Per Ton	$9.58

18.3	Accuracy of Capital and Operating Cost Estimates

The production and unit cost estimates are based on actual past performance and the customary internal budget review and approvals process. Operating volumes are well-defined and understood, as are mining and processing productivities. The operating cost accuracy and contingency factors were estimated by comparing the past five years of costs to budgeted amounts. The operating cost accuracy estimation is +/- 15% and the contingency factor is </= 10%. The operation and related facilities are fully developed and should not require any near-term major capital investment to maintain full commercial production. Historically, the timing and amount of capital expenditures has been largely discretionary. The capital cost accuracy estimation is +/- 10% and the contingency factor is </= 10%.

19	Economic Analysis

The gridded model estimated limestone ore volumes for each reserve area. Limestone volumes are converted to tons for cost and revenue estimation using a density factor of 167 pounds per cubic foot.

The ore thickness is generally uniform in each area. The mining methods and equipment are suitable for all reserve areas.

19.1	Key Parameters and Assumptions

The discount rate used in the economic analysis is 6.43%. This rate is ALC’s incremental borrowing cost. Per the current debt agreement and ALC’s current leverage ratio, ALC’s borrowing rate is 6.43% (calculated from the December 2023 SOFR of 5.34%).

The tax was estimated using ALC’s current effective income tax rate calculated as of September 30, 2023. In reviewing the September 30, 2023, tax provision, the effective tax rate contained no material non-recurring permanent items that would influence the rate, so it is considered appropriate to future periods. Demand for limestone is projected to be 1,000,000 tons per year for the life of the mine. The sales price per ton is estimated using the USGS Mineral Commodity Summaries 2023. Depreciation was estimated using existing assets and the approved items in the 2024 budget. The later years’ depreciations are calculated using the capital budget forecast and the asset life.

19.2	Economic Viability

ALC has positive cash flow, and the current mine plan does not require significant capital expenditure until underground mining starts in 2037; therefore, payback and return on investment calculations are irrelevant. NPV of the life of mine plan is $11.6 million. The annual cash flows are in Appendix B.

19.3	Sensitivity Analysis

Sensitivity analysis was performed on the discount rate, the mining cost, and the crushed limestone sales price.

Table 19.3-1 Sensitivity Analysis: Varying Discount Rate

Discount Rate	NPV (thousands)
0%	$16,928
1%	$15,838
2%	$14,871
5%	$12,534
10%	$9,863
15%	$8,069
20%	$6,782

Table 19.3-2 Sensitivity Analysis: Varying Limestone Mining Costs

Limestone Mining Cost % Change	NPV (thousands)
-20%	$19,324

-10%	$15,484
0%	$11,645
10%	$7,805
20%	$3,966

Table 19.3-3 Sensitivity Analysis: Varying Limestone Price

Selling Price % Change	NPV (thousands)
-20%	$(69)
-10%	$5,788
0%	$11,645
10%	$17,502
20%	$23,358

20	Adjacent Properties

Geologic information from adjacent properties was limited to that performed by the AGS and some regional drilling performed by ALC. The AGS material consisted of measured sections and sampled surface locations. The AGS information is public domain. This information was utilized primarily as evidence of lateral continuity and quality if chemical analysis was available. None of the AGS information was part of the geologic model database.

21	Other Relevant Data and Information

All data relevant to the supporting studies and estimates of mineral resources and reserves have been included in the sections of this TRS. No additional information or explanation is necessary to make this TRS understandable and not misleading.

22	Interpretation and Conclusions
22.1	Interpretation and Conclusions

Geology of the Boone limestone on the ALC property is simple. The deposit consists of a tabular, single limestone strata with no structure in the reserve areas and a shallow dip angle. The formation has been proven by drilling and production in and around the mines that the quality and thickness are very consistent. Because of this simple geology, the mining method is straightforward and consists of uncomplicated underground and open pit mining.

ALC has been in operation for many decades during varying economic and market conditions, and the ALC operation has maintained a steady market share. The quality control practices have helped to optimize the thickness and quality of the ore zone over the period of operation. The economic analysis and the quantity of Mineral Resources and Proven Reserves indicate the operation reasonably has approximately 20 years of estimated mine life at current production levels.

22.2	Risks and Uncertainties

Internal to the mining operation, risks and uncertainties are minimal because of the uncomplicated geology and the employment of a standard mining methods. Governmental, legal, and regulatory risks, such as greenhouse gases, could adversely affect the markets the ALC operation supplies.

23	Recommendations

The QP recommends a drilling project along the western side at the property line west of the south pit. This project would define and extent the resource potential out to the western property limits. The project could allow expansion of the mining operation in that direction.

24	References

Albin DR. et al. 1967. Water resources of Jackson and Independence, Arkansas. GSW-SP 1839-G. USGS. 37 pgs. AcreValue.com. 2021. [Accessed 2021]. https://www.acrevalue.com/map/?lat=40.628229&lng=-90.5&zoom=4 Bestplaces.net/climate.2021. [Accessed 2022]. https://www.bestplaces.net/climate/city/arkansas/batesville Chandler A.2014. Physiographic Provinces of Arkansas. AGSPS. AGS. 1 pg.

Dorsey. 2019. How will the new rules affect the definitions of mineral reserves, probable mineral reserves, and proven mineral reserves? [Accessed 2020].

Earth.google.com. 2022. [Accessed 2022]. https://earth.google.com/web/

Google.com/maps. 2021. [Accessed 2022] https://www.google.com/maps/place/Batesville,+AR+72501

/@35.7931201,-91.7481323,6611m

/data=!3m1!1e3!4m5!3m4!1s0x87d16190f05e8a23:0x4c72fbe63c4e63d1!8m2!3d35.769799!4d-91.6409721

Haley BR et.al. 1993. Geological Map of Arkansas. USGS. 1 pg.

McFarland JD. 1998. Stratigraphic Summary of Arkansas. IC-36. AGS. 44 pgs. Mitchell K. 2016. [Accessed 2022]. onlyinark.com/homegrown/Arkansas-trees/

Rains DS and Hutto RS. 2012. Geologic map of the Sylamore Quadrangle. Izard and Stone Counties, Arkansas. DGM AR-00844. AGS. 1 pg.

Swanson RG. 1981. Shell Sample Examination Manual. MIES1. AAPG. 102 pgs. USLM. 2021 Property Records, Executive Summary. Company Internal Report. Pgs. 123

US Geological Survey. 2021. MapView Website. [Accessed 2021]. https://ngmdb.usgs.gov/mapview/?center=- 97,39.6&zoom=4.

US Geological Survey. 2023. Mineral Commodity Summaries 2023. Stone (Crushed). pg. 154. USGS. 200 pgs.

World populationreview.com. 202. [Accessed 2022]. https://worldpopulationreview.com/us-cities/batesville-ar- population

25	Reliance on Information Provided by the Registrant

The QP has relied upon information and data from ALC and USLM personnel and historical records in completing this TRS. This material included written reports and statements of other individuals and companies with whom it does business. The material also includes permits, licenses, historical exploration data, production records, equipment lists, geologic and ore body resource and reserve information, mine modeling data, financial data and summaries, mine equipment specifications and summaries, records, equipment lists. This material has been relied upon in the mine planning, capital and cost planning, and audited. The ALC mine engineer assisted the QP in reviewing these materials and performed the final reserve modeling and economic analysis under the direction of the QP. The QP believes that the basic assumptions were factual and accurate and that the interpretations were reasonable. There is no apparent reason to believe that any material facts have been withheld or misstated. In his professional judgment, the QP has taken all appropriate steps to ensure that the information or advice from ALC and USLM personnel and records and outside entities are accurate. The QP does not disclaim any responsibility for this Technical Report Summary.

Appendix A: List of Data included in the Geologic Model

List of Drill Holes In the Resource Model Database

Local Cooordinate System

1959 Drilling Program Locations

Easting	Northing	Label
86637.47	10261.06	200
86683.12	9834.52	201
86624.9	9030.96	S59-203
86620.82	8630.93	S59-204
87033.41	9856.94	205
87443.22	9830.75	206
87841.38	9838.68	207
88253.43	9836.47	208
87920.52	9067.73	209
87037.17	10224.97	210
87029.12	9436.91	211
86612.12	10521.37	212
86146.48	10565.14	213
85757.06	10238.05	214
85748.25	9865.07	215
85723.91	9440.24	216
84080.77	10632.24	217
84040.71	10137.56	218
84095.02	9578.9	S59-219
84461.92	10248.28	220
84862.01	10249.19	221

1989 Drilling Program Locations

Easting	Northing	Label
87412.45	11713.41	89-8
84476.19	10568.19	89-12

1992 Drilling Program Locations

Easting	Northing	Label
86864.99	9916.67	92-2
86306.78	9612.32	92-3A
85807.44	9686.43	92-4
85179.48	9603.83	92-5
84594.4	9900.86	92-6
84220.47	11873.05	92-7
86962.6	9582.61	92-10

1996 Drilling Program Locations

Easting	Northing	Label
84380.53	9918.05	96-1
87257.57	9182.52	96-2
86154.49	9292.82	96-3
85074.27	9193.83	S96-4
87414.98	11765.4	96-5
87430.05	12066.3	96-6
84164.28	11464.55	96-8B

1997 Drilling Program Locations

Easting	Northing	Label
85065.87	12288.5	97-9
85742.93	12281.58	97-10
86452.12	12189.32	97-11
85506.83	9142.4	S97-13
87139.13	9653.12	97-14
85768.21	8685.65	S97-17
86322.89	7566.78	S97-18-2
87421.4	7889.61	S97-19
85901.68	6671.91	S97-20
84565.87	7498.7	S97-22HS

1998 Drilling Program Locations

Easting	Northing	Label
86658.13	10325.87	98-1
85918.65	9900.34	98-2
85909.65	9998.45	98-3
86523.48	10362.25	98-4
86433.82	9908.08	98-5
86598.98	9431.3	98-6
86640.83	9610.91	98-7
84659.07	9720.17	98-8
85338.77	9434.17	98-9
85613.1	9656.41	98-10
87206.44	10150.23	98-11
87679.34	9250.23	98-12
84905.27	8462.92	S98-13

List of Drill Holes In the Resource Model Database

Local Cooordinate System

1998 Drilling Program Locations (continued)

Easting	Northing	Label
85499.44	8027.27	S98-15
86903.28	7887.4	S98-16A
87709.34	8270.74	S98-17
86182.03	9101	S98-19
86718.64	10864.35	98-20
86789.47	10454.55	98-21
85192.14	11920.64	98-22
84162.45	11334.04	98-23
84327.33	11612.91	98-24
84779.4	11905.35	98-25
84148.45	10844.59	98-26
84260.81	10289.84	98-27
84168.39	9956.72	98-28
84764.86	10040.65	98-29
84909.39	9502.57	98-30
86041.13	9554.02	98-31
86795	10114.43	98-32
86493.79	11078.69	98-34
86081.34	11335.95	98-35
85365.88	11500.28	98-36
85664.18	11818.3	98-37
85987.26	11918.02	98-38
85166.81	11595.34	BH98-1
84881.25	11545.24	BH98-2
84719.99	11229.83	BH98-3
85348.76	10999.36	BH98-4
85128.85	11110.63	BH98-5
85443.71	10699.34	BH98-6
86048.83	10308.09	BH98-12
86275.82	10400.79	BH98-13
86420.72	10681.36	BH98-14
86180.11	10626.81	BH98-15
86357.68	10875.04	BH98-16
86082.04	10914.86	BH98-17
85680.61	10684.92	BH98-18
85751.54	11068.26	BH98-19
84572.43	10785.25	BH98-20
85858.03	10820.13	BH98-21
86309.64	10773.51	BH98-22

2005 Drilling Program Locations

Easting	Northing	Label
84664.93	8779.08	S05-01HS
84565.74	7955.16	S05-02HS
85179.19	7636.53	S05-03bHS
85149.61	7092.22	S05-04HS
84667.58	6947.64	S05-05HS
85107.65	6644.13	S05-06HS
85880.62	7306.34	S05-7b
86094.75	7098.59	S05-08
85913.28	7890.67	S05-09
86483.59	8053.04	S05-10
86085	8497.61	S05-11
87153.37	8283.79	S05-12
87014.22	8773.78	S05-13
87382.33	8481.68	S05-14
85256.74	8648.86	S05-15HS
84751.8	5138.36	S05-16HS
84224.91	8293.33	S05-18HS
84078.72	7983.76	S05-19HS
84262.26	8718.03	S05-20HS

2007 Drilling Program Locations

Easting	Northing	Label
66432.59	-9426.76	.06-15
85016.44	9799.53	E07-1
84868.25	9881.06	E07-2
84577.45	10102.07	E07-3
84389.83	10142.99	E07-4
84338.55	10605.61	E07-5
66432.59	-9426.76	.07-12
66432.59	-9426.76	.07-13
66432.59	-9426.76	.07-14
85876.1	9162.64	S07-16
85804.07	9160.37	S07-17
85763.2	9173.79	S07-18
86848.81	8821.64	S07-19
86962.26	8863.48	S07-20
86920.38	8973.93	S07-21
87082.28	8961.28	S07-22
86987.27	8962.25	S07-24
87027.22	9054.86	S07-25
87064.19	9051.48	S07-26

List of Drill Holes In the Resource Model Database
Local Cooordinate System
2008 Drilling Program Locations

Easting	Northing	Label
87040.35	10231.87	8-1E
87017.16	10310.62	8-2E
86997.13	10431.4	8-3E
86973.88	10514.62	8-4E
86881.91	10373.52	8-5E
86823.84	10536.64	8-6E
86710.1	10601.21	8-7E
86737.22	10712.29	8-8E
86792.89	10808.49	8-9E

2016 Drilling Program Locations

Easting	Northing	Label
85253.29	8965	S16-1
85437.33	7384.67	S16-2
85505.7	7009.86	S16-3
85354.75	6368.21	S16-4
86314.8	6545.46	S16-5
86163.39	6501.06	S16-5D
84773.06	5963.94	S16-6HS
85185.36	5848.16	S16-7
85199.02	5900.53	S16-7bHS
86303.08	6040.21	S16-8
86254.39	5450.02	S16-9
85095.31	8277.48	S16-11
85317.56	6581.89	S16-12
86281.79	6847.7	S16-13
87094.58	7709.02	S16-14
84686.26	9033.14	S16-15
84471.91	9251.92	S16-16
85799.27	6836.22	S16-17
85679.1	6315.67	S16-18
85582.24	6792.5	S16-19
85592.14	5190.97	S16-20
84339.9	10464.18	16-1
84279.5	10655.14	16-2
84175.24	11049.99	16-3
83975.18	11061.88	16-4
83821.6	10804.2	16-5
83698.04	10273.84	16-6
84264.53	10153.2	16-7
84329.05	10044.25	16-8
84407.6	10023.76	16-9
84509.18	10009.59	16-10

84650.25	10004.87	16-11
84255.45	9907.17	16-12
84481.25	9908.32	16-13

Appendix B: Annual Cash Flow Analysis

Arkansas Lime - Discounted Cash Flow
(In Thousands)
Discount Rate:	6.43%
NPV	$11,645

	2024	2025	2026	2027	2028	2029
Tons Limestone Sold	500	500	500	500	500	500
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	6,350	6,350	6,350	6,350	6,350	6,350
-Operating Costs	(3,673)	(3,673)	(3,673)	(3,673)	(3,673)	(3,673)
-Depreciation	(2,305)	(2,554)	(2,508)	(2,601)	(2,677)	(2,645)
Taxable Income	373	124	169	76	1	32
-Tax	(75)	(25)	(34)	(15)	(0)	(6)
+Depreciation	2,305	2,554	2,508	2,601	2,677	2,645
-Capital Expenditures	(950)	(950)	(950)	(950)	(950)	(950)
Free Cash Flow	1,653	1,703	1,693	1,712	1,727	1,721

Arkansas Lime - Discounted Cash Flow
(In Thousands)
Discount Rate:	6.43%
NPV	$11,645

	2030	2031	2032	2033	2034	2035
Tons Limestone Sold	500	500	500	500	500	500
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	6,350	6,350	6,350	6,350	6,350	6,350
-Operating Costs	(3,673)	(3,673)	(4,062)	(4,791)	(4,791)	(4,791)
-Depreciation	(2,338)	(1,186)	(1,126)	(1,126)	(1,126)	(950)
Taxable Income	339	1,492	1,163	434	434	610
-Tax	(68)	(299)	(233)	(87)	(87)	(122)
+Depreciation	2,338	1,186	1,126	1,126	1,126	950
-Capital Expenditures	(950)	(950)	(950)	(950)	(950)	(950)
Free Cash Flow	1,659	1,428	1,105	523	523	487

Arkansas Lime - Discounted Cash Flow
(In Thousands)
Discount Rate:	6.43%
NPV	$11,645

	2036	2037	2038	2039	2040	2041
Tons Limestone Sold	500	500	500	500	500	500
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70	$12.70	$12.70
Revenue	6,350	6,350	6,350	6,350	6,350	6,350
-Operating Costs	(4,791)	(4,791)	(4,791)	(4,791)	(4,791)	(4,791)
-Depreciation	(950)	(1,836)	(1,836)	(1,836)	(1,836)	(1,836)
Taxable Income	610	(277)	(277)	(277)	(277)	(277)
-Tax	(122)	56	56	56	56	56
+Deprecitation	950	1,836	1,836	1,836	1,836	1,836
-Capital Expenditures	(950)	(5,382)	(950)	(950)	(950)	(950)
Free Cash Flow	487	(3,767)	665	665	665	665

Arkansas Lime - Discounted Cash Flow
(In Thousands)
Discount Rate:	6.43%
NPV	$11,645

	2042	2043	2044	2045
Tons Limestone Sold	500	500	500	365
Sales Price/Ton	$12.70	$12.70	$12.70	$12.70
Revenue	6,350	6,350	6,350	4,636
-Operating Costs	(4,791)	(4,791)	(4,791)	(3,497)
-Depreciation	(950)	(950)	(950)	(950)
Taxable Income	610	610	610	188
-Tax	(122)	(122)	(122)	(38)
+Deprecitation	950	950	950	950
-Capital Expenditures	(950)	(950)	(950)	(950)
Free Cash Flow	487	487	487	151